Exhibit 99.1

Stevanato Group S.p.A.

"Third Quarter 2024 Earnings Call"

Tuesday, November 5, 2024, 14:30 PM CET

Moderators:	Franco Stevanato, Chairman & Chief Executive Officer
Marco Dal Lago, Chief Financial Officer
Lisa Miles, Senior Vice President, Investor Relations

Operator:

Good afternoon. This is the Chorus Call conference operator. Welcome, and thank you for joining the Stevanato Group Third Quarter 2024 Earnings Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Senior Vice President & Investor Relations. Please go ahead, madam.

Lisa Miles:

Good morning, and thank you for joining us. With me today is Franco Stevanato, Chairman and Chief Executive Officer; and Marco Dal Lago, Chief Financial Officer. You can find a presentation to accompany today's results on the Investor Relations page of our website, which can be found under the Financial Results tab.

As a reminder, some statements being made today will be forward-looking in nature and are only predictions. Actual events and results may differ materially as a result of the risks we face, including those discussed in Item 3D entitled Risk Factors in the company's most recent Annual Report on Form 20-F, filed with the SEC on March 7th, 2024. Please read our safe harbor statement included in the front of the presentation and in today's press release.

The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances, except as required by law. Today's presentation may contain non-GAAP financial information. Management uses this information in its internal analysis of results and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results and providing meaningful period-to-period comparisons.

For a reconciliation of these non-GAAP measures, please see the company's most recent earnings press release.

And with that, I will now hand the call over to Franco Stevanato.

Franco Stevanato:

Thank you, Lisa, and thanks, everyone, for joining us. Today, we will review our third quarter performance, provide an update on market dynamics, and discuss the ongoing initiatives to meet our objectives.

For the third quarter, revenue was in line, but margins were below our expectations. As a result, we are lowering our full year 2024 guidance for adjusted EBITDA and adjusted diluted EPS. The main factors are higher costs in the Engineering Segment as we implement our optimization plan. And to a lesser extent, higher costs in the U.S., as we increase our validation activities.

Let's start with Engineering. We are starting to see some initial benefits from the actions we have recently taken to improve execution and business performance. While it's still early days, we have successfully completed several complex projects in the third quarter for key customers that were previously delayed.

As a reminder, we launched a business optimization plan designed to address the current challenges, improve the overall health of the business, and position the segment to return to profitable growth. The main steps we are taking are focused on optimizing our engineering footprint in alignment with our product strategy, rightsizing the operational structure as we move some activities to Italy, and harmonizing our industrial processes.

Together, we believe this action will lead to an improved operational structure that can drive both cost savings and gains in productivity. Above all, we remain confident that this will position the Segment for long-term success. We believe that the demand landscape for the Engineering Segment remains favorable, underpinned by long-term tailwinds such as the rise in biologics and the adoption of drug delivery devices, higher regulatory standards like Annex One, and the trend towards ready to use systems.

Let's turn to vial destocking, which remains top of mind for many investors. Our thoughts on the recovery remain the same.

We still expect to see vial orders begin to pick up at the end of this year, with a gradual recovery in 2025. We continue to see positive signals in the market, and during the third quarter, collaborations with our customers reaffirmed our view. Nevertheless, market dynamics are such that customers are working down inventories at different rates.

Despite the current weakness in vials, we continue to see strong demand for our high-value solutions, which grew 18% year-to-date compared with last year. The continued momentum in biologics and the increasing trend towards high-performance primary packaging reinforces our investment strategy, as we expand our capacity for high-value solutions to match this customer demand.

Moving to our capacity expansion projects on Slide 6. We continue to make relevant progress on the multi-year ramp-up of our expansion projects in Fishers and Latina.

In both facilities, the ongoing installation of manufacturing lines and the customer validations are planned to be phased throughout 2025 and into 2026. In Fishers, we achieved a major milestone in the third quarter with the successful launch of commercial production, generating our first commercial revenue.

During the quarter, we completed the installation of our second high-speed manufacturing line. We also started validation activities with several key customers, which are expected to continue for the rest of the year.

In Latina, we are scaling production, improving utilization, and beginning to gain efficiencies. And, in the third quarter, the Latina project became profitable at the gross profit level. Marco will provide more details later on.

Turning to Slide 7, we recently announced the launch of the Alliance for RTU, together with other industry players. It has generated a lot of interest across the industry, from customers to other industry stakeholders.

The purpose of this initiative is to educate the pharmaceutical industry as customers consider a transition to sterilized vials and cartridges. Over the last thirty years, the syringe market has converted mostly to sterilized solutions. We believe that customers will continue to adopt ready-to-use vial and cartridge solutions, replicating what we saw in the syringe market.

RTU solutions meet the growing industry demand for greater efficiency, faster production times, and enhanced product quality by simplifying the filling process and reducing contamination risks. Furthermore, a shift to ready-to-use products can facilitate compliance with Annex One. We are supporting customers through the assessment and decision-making process with scientific research through symposiums, webinars, and white papers.

We continue to make tangible progress on our wider high-value solutions portfolio. We recently won a strategic supply agreement to support the first needle-free epinephrine nasal spray that recently received FDA approval. Under the agreement, we will produce our premium micro vials used in the neffy® device.

In summary, we are making good progress, and we remain focused on execution. Our growth investments are ramping. Latina was profitable in the third quarter and Fishers started generating commercial revenue.

In Engineering, we are executing our optimization plan and completed several of the previously open projects in the quarter. And, while the effects of vial destocking are expected to gradually improve throughout 2025, we are starting to see some stabilization in vial demand as customers work down inventories.

I'll now hand the call over to Marco.

Marco Dal Lago:

Thanks, Franco.

Before I begin, I want to clarify that all comparisons refer to the third quarter of 2023, unless otherwise specified.

Starting on Page 9, for the third quarter of 2024, revenue grew 2% and 3% on a constant currency basis to €277.9 million, driven by 6% growth in the Biopharmaceutical and Diagnostic Solutions Segment, which offset the expected decline in the Engineering Segment. Revenue from high-value solutions grew 17% driven by high-value syringes and, to a lesser extent, other product categories.

High-value solutions represented approximately 36% of total revenue in the quarter, versus 32% last year. We are currently forecasting a strong fourth quarter for high-value solutions.

So, for the full year 2024, we now expect that high-value solutions will represent approximately 37% to 39% of total revenue, versus our prior estimation of 36% to 39%.

Gross profit margin decreased to 26.8% in the third quarter of 2024 due to the ongoing temporary impact from vial de-stocking, including underutilization of vial lines as well as lower revenue from more accretive EZ-fill® vials, inefficiencies and higher costs tied to the ramp-up in Fishers, Indiana as we scale our validation activities, and higher costs in Engineering. For the third quarter, lower gross profit led to a decline in operating profit margin to 14.8%. On an adjusted basis, operating profit margin was 16.3%.

For the third quarter of 2024, net profit totaled €30 million, and diluted earnings per share were €0.11. On an adjusted basis, net profit was €33.1 million, and adjusted diluted EPS were €0.12. Adjusted EBITDA was €63.7 million, and adjusted EBITDA margin was 22.9%.

Please turn to Slide 10. Before we review segment results, we thought it would be useful to dive deeper into the temporary inefficiencies that we typically experience during the start-up phase of a new manufacturing site, their impact on margins, and the expected gross profit trajectory. This slide illustrates the timing and phasing tied to a new manufacturing plant, as an example.

For the new brownfield site in Latina, we acquired the building in Q1 2022. We started generating revenues from commercial production in Q4

2023. As Franco noted, in the third quarter of 2024, the site was a slightly positive contributor to the Group's margin.

The current temporary inefficiencies that we are experiencing reflect the under absorption of expenses in the early phase of the project as well as the ongoing activities to support the multiyear capacity ramp-up. But as production capacity, productivity and revenue progressively increase, we expect that the unfavorable impacts will gradually abate, and we will benefit from higher utilization, better product mix and scale.

Let's review segment results on Page 11. For the third quarter of 2024, BDS segment revenue grew 6%, and 7% on a constant currency basis, to €233 million, driven predominantly by growth in high-value syringes and to a lesser extent, other products.

Top line growth of 6% was offset by a revenue decline of approximately 38% related to vials and the drop was more pronounced in EZ-fill® vials.

Revenue from high-value solutions grew 17% to €100.4 million in the third quarter, while revenue from other containment and delivery solutions was €132.6 million and consistent with the prior year period. Gross profit margin for the BDS segment was tempered by the ongoing effects of vial destocking, including lower revenue for more accretive EZ-fill® vials, underutilization and the under-absorption of overhead costs, and start-up inefficiencies and some higher costs in Fishers.

As a result, gross profit margin for the BDS segment decreased to 28% and operating profit margin declined to 16.9% for the third quarter of 2024 compared with the same period last year.

For the third quarter of 2024, revenue from the Engineering segment decreased 15% to €44.8 million. Performance in the business was mixed with expected revenue declines in glass conversion and visual inspection, offsetting growth in Assembly and Packaging.

Gross profit margin decreased to 15.6% and operating profit margin declined to 10.1% for the third quarter. The decrease in margin was driven by higher costs related to certain highly complex projects and expenses tied to our business optimization plan. As Franco noted, we are making progress with our optimization plan, but it will continue to take some time.

We believe we have set the path for continued operational and financial improvement, which we expect will better position the segment to capture and execute future opportunities.

Please turn to the next slide for a review of balance sheet and cash flow items.

We continue to carefully manage trade working capital to support the growth of our business. As of September 30, inventory levels were higher compared to December 31, 2023, while contract assets decreased in part due to the advancement of projects in the Engineering segment.

We ended the third quarter with cash and cash equivalents of €78 million and net debt of €284.3 million. Through a combination of our cash on hand, available credit lines, cash generated from operations and our ability to access additional financing, we believe that we have available liquidity to fund our strategic and operational priorities over the next 12 months.

As expected, capital expenditures for the third quarter of 2024 totaled €58.8 million, as we continue to ramp up in Latina and Fishers to meet market demand. In the third quarter of 2024, net cash from operating activities totaled €18.3 million. Cash used in the purchase of property, plant, equipment, and intangible assets was €47.8 million.

This resulted in negative free cash flow of €28.4 million in the third quarter.

Lastly, on Slide 13, guidance. We are maintaining our revenue guidance for 2024, but lowering our outlook for adjusted EBITDA and adjusted diluted EPS.

As Franco mentioned, our guidance now includes additional costs with the actions that are underway with our engineering optimization plan. And to a lesser extent, higher costs as we increase our validation activities in the U.S.

For fiscal 2024, we still expect revenue in the range of €1.090 billion to €1.110 billion. And we now expect adjusted EBITDA in the range of €257 million to €263 million, and adjusted diluted EPS in the range of €0.47 to €0.49.

As we consider 2025, our thoughts remain unchanged, and we remain cautious in the near-term. We still expect that the pace of recovery in bulk and EZ-fill® vials will be the largest swing factor in the level of growth next year.

That said, we also continue to see strong demand particularly for high-performance syringes and other product categories such as cartridges, IVD, and DDS. We also anticipate improvement in the Engineering segment alongside the implementation of our optimization plan. As always, we intend to provide formal guidance in March. Thank you.

I will hand the call back to Franco.

Franco Stevanato:	Thank you, Marco.

In closing, while 2024 has presented many challenges, we are focused on execution and achieving our long-term objectives.

We operate in growing end markets with favorable secular tailwinds, and we have several reasons to be confident in our strategic direction.

First, we continue to deliver organic growth, driven by high-value solutions, the main pillar of our long-range construct. We are investing in the right areas to meet growing customer demand.

Second, we expect to increasingly benefit from the new capacity in Italy and the U.S., as we advance our ramp-up activities and drive profitable growth.

Third, the vial market continues to show positive signs, and we remain optimistic that as the demand continues to stabilize, we will see a return to historical market volumes and growth rates.

Finally, in the near term, we are implementing a clear and actionable plan to optimize the operations and improve execution in our Engineering segment.

This together, coupled with the strong fundamentals of our business and the high commitment of the team, set the stage for us to drive durable double-digit organic growth, expand margins, and drive long-term shareholder value.

Operator, let's open it up for questions.

Q&A

Operator:	Thank you. This is the Chorus Call conference operator.

First of all, we apologize for the technical issues we had on the webcast from our side.

We will now begin the question and answer session. Anyone who wishes to ask a question may press "*" and "1" on the touchtone telephone, to remove yourself from the question queue, please press "*" and "2." Please pick up the receiver when asking questions. In the interest of time, please limit yourself to one question and a follow-up only. Anyone who has a question may press "*" and "1" at this time.

The first question is from Michael Ryskin, Bank of America. Please go ahead.

Avantika Dhabaria:

Hi. Thank you for the question. This is Avantika on for Mike.

I understand that you will provide formal guidance for 2025 on the 4Q call, but the street is modeling mid-to high-single-digit growth on the top line for 2025, and you reiterated your long-term construct of 11%.

I understand that you've had headwinds in fiscal year 2024 from de-stocking in the Engineering segment, but is this a good starting point for 2025 as we stand today? Thank you.

Marco Dal Lago:

Yes, thanks for the question.

Yes, you are right. We will provide formal guidance next quarter. What we mentioned during the commentary is the summary of what we see today. I mean, the uncertainty is related to the pace of recovery in EZ-fill® vials and in bulk vials. This is the uncertainty.

On the other side, we still continue to see favorable tailwinds, particularly in high-performance syringes, but also in other product categories like cartridges, in-vitro diagnostics, and drug delivery systems. We also anticipate improvements in the Engineering segment alongside the implementation of our business optimization plan.

Finally, we expect improved financial performances in Fishers and Latina as we increase our capacity and increase our level of revenue, better leveraging the fixed expenses that are under pressure during the startup phase. So in the end, we see it as a reasonable assumption.

Avantika Dhabaria:	Great. Thank you so much.

Operator:	The next question is from Matt Larew of William Blair. Please go ahead.

Matt Larew:

Hi, thanks for the question. I just wanted to ask about visibility to sort of de-stocking, easing. I think last quarter you referenced maybe smaller customers in some countries getting back to ordering, some positive conversations with larger customers. Just curious if you had to bucket by customer group what the conversations are like and if sort of the number of each customer is making positive progress in each group has increased.

Franco Stevanato:

Thank you for your question. Based on our customer conversations, we would characterize the market as normalizing.

While we see some positive signals, it's still a mixed bag. Customers are working through inventories at different rates. In terms of orders, we started to see gradual improvements in vial orders in the second half of 2024 compared to the first half.

But we're also seeing customer forecasts that indicate increased demand for vials in 2025. That being said, the timing and pace to recovery remain uncertain. But the work we are doing with our customers gives us cautious optimism in 2025.

Lisa Miles:	Matt, just to clarify on your question, I think you were also asking about, as it may relate to larger customers versus smaller customers, I think we can add some additional color on that, and I'll ask Franco to chime in here.

Franco Stevanato:

Okay, thanks. Yes. We are starting to see orders coming through in smaller markets like Latin America in particular. And in our larger market, things are going in the right direction. You're seeing up-to-date customer forecasts that point to increasing vial demand in 2025. So overall, we're starting to see positive signals month after month.

Matt Larew:

Okay, thank you. And then if the sort of de-stocking issue is maybe a market issue, the engineering issues perhaps to some extent more internal or under your control. Just curious on sort of the new guide and also the outlook, how much of your ability to hit your expectations is under your control? Whether that's the optimization program or completing projects versus things that are perhaps out of your control, like earlier when you were waiting for components or dealing with customer changes.

Franco Stevanato:

So if you want, I can start to give you an overview of the picture of the situation. And Marco can maybe drive more to the numbers, if okay.

So in Engineering, we are starting to see some initial benefits from the actions we have recently taken.

We launched an optimization plan designed to address the current short-term challenges, improve the footprint, and position the segment to return to profitable growth.

First, we have successfully completed complex projects in the third quarter for key customers.

Second, we are focused on optimizing our engineering footprint in alignment with our product strategies.

Third, we are improving our operational structure that can drive both cost savings and gain in productivity. We believe we can return the segment to profitable growth by middle of next year. But some actions we are taking are expected to drive long-term results.

The demand for the Engineering segment remains favorable today, boosted in particular by long-term tailwinds such as the rise in biologics, the adoption of drug delivery device, and more and more the new regulatory like Annex 1 and the trend towards ready-to-use systems.

Marco Dal Lago:

Yes. Right. The main driver of the change of our guidance is related to engineering in 2024, in Q3 and Q4.

So as Franco was saying, we are taking action in order to regain the future profitability in a sustainable way. And this is the main driver of the change of our guidance this year. Besides that, we had also some changes related to the ramp-up costs for validation in Fishers but again, we are working hard to take a future advantage with the action we are taking today.

Lisa Miles:

And Matt, just a final closeout comment on that. You're correct. It is really largely within our control as it relates to the execution in engineering. We really are no longer suffering from the supply chain challenges that we felt early on after the record wins that we had in that segment in late 2022. So as we advance our business optimization plan today, those actions are, we would characterize them as largely within our control.

Matt Larew:	Okay. Thank you, for all the color.

Operator:	The next question is from Larry Solow at CJS Securities. Please go ahead.

Larry Solow:

All right, thanks and good morning, good afternoon. I guess the first question is on BDS, some of the moving parts. You mentioned vials were down 38%. Was that kind of in line with your expectations or was that still a little bit worse? And just within that, has bulk started to come back at all? Doesn't sound like the RTU has, but...I'm just curious a little bit more granularity on the vial piece?

Marco Dal Lago:

So, it's Marco speaking. Thanks for the question. So, it's in line with our expectations. I mean, we changed our guidance after Q1. Basically, we expected and we can see also today a steady level of revenue in Q2, Q3, and Q4. We are down 38% and the decrease is more pronounced in EZ-fill® vials that is impacting our margin, because they are very accretive for us. We can see some good signals in orders intake that's what Franco was mentioning. So we can see improvement in the overall situation, but it's more for revenue to be generated in 2025 rather than in Q4 2024. So we see a still a steady situation in 2024.

Larry Solow:

Got it. And just I appreciate the illustrative chart on the Latina ramp. Just curious, obviously a similar ramp in Fishers a couple of years out. Can you just give us just an update on Fishers where we stand today? I imagine, are we still losing money there? I assume so, when do you kind of hit, think that Fishers, can turn breakeven and actually start reaching a profit? Is that like a '26-'27 target, any thoughts on that? Thanks.

Marco Dal Lago:

I'll start with the margin question, then Franco for sure will complement on the operational and business point.

So from the margin standpoint of view, as you can see the illustrative graph, we are now…we have now started commercial revenue.

So we are obviously in the lower point of our profitability, because of the activities we are putting together with validation, with customer testing, and the ramp-up of the production, validating the lines immediately after the installation. So we expect improvements in the next quarter. Bear in mind that Fishers is a larger plant compared with Latina, and it is a greenfield.

Nevertheless, we believe we have started the turning point, and we expect quarter-after-quarter improvement also in both sides I would say. So that's why I mentioned before that in 2025, but also in Q4, the financial performances in Fishers, and Latina are expected to be on the positive side.

Franco Stevanato:

And maybe, I can further give some color about the capacity we are adding…we are doing between Fishers and Latina.

We continue to make progress in both the plants. So in both facilities, the ongoing installation manufacturing lines, and the customer validations are on track today, with a very high intense activity with the partnership together with them.

In Fishers, the third quarter, we start commercial production and we started to generate our first commercial revenue. And during the quarter, we also completed the installation of a second high-speed manufacturing line. And we started validation activities with several key customers.

In Latina, we are scaling production and this quarter, the plant became profitable at a gross profit level.

So in conclusion, we continue to see strong demand for high value solutions driven by the strong momentum in biologics. And this reinforces our decision to strategically invest, in particular in Fishers and in Europe.

Larry Solow:	Great. Thank you, Franco. I appreciate the color.

Operator:	The next question is from Patrick Donnelly, Citi. Please go ahead.

Patrick Donnelly:

Hey guys, thank you for taking the questions. I have 2, maybe I'll just ask them both at once.

Marco, just on the margin side, can you just talk about what you're seeing there? Obviously, the engineering piece dragged a little bit. It would be helpful just to talk through the moving pieces there and expectations going forward?

And then, you know, Franco, obviously talk a little bit about the de-stocking piece? Can you just talk about the confidence level that it's mostly in the rear view behind you guys? I mean, what would be the risks of that another leg there, or are you guys feeling, based on the order patterns, very confident that's over, and we're in some level of stability to recovery? Thank you, guys.

Franco Stevanato:

The de-stocking was one of the most painful headwinds that we had in 2024.

And I would like to start also, in order to clarify, that the vial de-stocking is just a temporary dynamic. This is a temporary inventory normalization effect. It’s not a question of- if the vial market will recover. It's a question of when the market will recover. Vials are still the most adapted containment format globally. Every year, just to give you an idea, approximately more than 13 billion vials are used to deliver treatment to the patient.

And this is through all the different pharmaceutical companies, all through the different therapeutic areas, the different region or around the world.

So we have a strong confidence that the end markets are healthy and vial demand will return to its pre-pandemic volume. Just to give you another information, today we are below 2019 vial demand level. And to us, this is clearly an inventory normalization effect.

On the top of this, we continued to see positive signals from many of our customers, both small customers that are reactivating order in the second part of 2024, and bigger international customers that are sharing new forecast for 2025. So step-by-step, we have a cautious optimism that we are going to the right direction.

Marco Dal Lago:

And about Engineering, if I got correctly, Patrick, you asked about engineering also. So as mentioned, after basically doubling the size of the segment in terms of people and the revenue from 2019 to 2023, we are facing some challenges.

We explained last quarter with some specific, highly customized complex projects, we are in the good direction to fix them. As Franco has mentioned, we have been able to complete some of them in the quarter.

Nevertheless, we are taking action to optimize the segment. And we expect it will take another 2 to 3 quarters to fully normalize our profitability. This is embedded in our guidance, obviously, and this is an area where we are working hard and taking action in order to set the stage for the future growth.

Operator:	The next question is from Jacob Johnson at Stephens. Please go ahead.

Jacob Johnson:	Hey, thanks. Good morning. Maybe sticking on the margin front, your guidance would seem to imply a decent step up in EBITDA margins sequentially, just curious how to think about that in terms of gross margin expansion sequentially versus operating leverage?

Marco Dal Lago:

It is mainly driven by gross profit margin in Q4. We expect to leverage better volumes. The mix is expected to improve in Q4. As you can see, we increased a little bit the guidance for high-value products because of the…we are largely covered by firm committed orders from customers there.

So the confidence is both on volumes and mix. And finally, we expect slightly better performances in Latina and Fishers in Q4 compared to Q3. So it's mainly business and operational improvement rather than cost reduction.

Jacob Johnson:

Got it. Thanks for that, Marco.

And maybe just sticking on the cost side, you know, you guys lowered the guide due to some incremental costs for Engineering and Fishers.

As we think about the kind of the return on those costs, just do those incremental costs maybe help accelerate the recovery in Engineering and the ramp at Fishers or just any way to think about where that money is going and the potential benefit from it?

Marco Dal Lago:

Yeah. Let's say, we are investing now to improve the situation and the profitability in the future. They are very different situations.

I mean in Fishers, as you know, we are ramping up the production, validating the lines with customers. So this is driven by strong demand we see for the future and customers are willing to validate the production to leverage our capacity in the future.

In Engineering, we commented it's more to execute our business optimization plan and be more profitable in the future.

Franco Stevanato:	Yes, I confirm we have decided to apply this decision right now in order to build a new platform to set in the future to be more cost competitive in order to increase our productivity.

Jacob Johnson:	Got it. Thanks for taking the questions.

Operator:	The next question is from Dave Windley, Jefferies. Please go ahead.

Dave Windley:

Hi, thanks for taking my questions.

I was hoping to understand a little bit better how, Larry kind of asked this question, but where we stand in Fishers related to the illustrative slide that you provided.

Did I understand you to say that you're at kind of maximum operating loss there and with increased revenue, you would expect that to get better? Did I understand that correctly? And how should we think about incremental margin as that revenue improves in Fishers? Thank you.

Marco Dal Lago:

We started commercial production in Q3. So, our expectation is to increase the revenues quarter-after-quarter with more validation, more line installed, so on and so forth. So we expect to better leverage the fixed expenses as soon as our production will steadily go up. So this is our assumption. We believe we touched the lower point in this quarter with the higher cost associated with the validation and installation.

Franco Stevanato:

It's very similar journey we had with Latina.

Now, we have installed also the second line. And also in parallel, we are performing again validations, and we started to deliver commercial revenue also with the second line. In the next quarter, we will continue with this path with the similar to what we…already happened in Latina today.

In the long run, Fishers, it will have even more wide product portfolio because we are going also to produce some Alba® technology and some auto-injector technology. So in the long run, at a certain point, Fishers in the long period will be even wider and bigger than Latina.

Dave Windley:

Okay. So when you talk about gradual recovery in vials in 2025, can you help to define what that means?

Should we, you know, pick a point in the second half of 2025 and kind of assume somewhat of a straight line from here to there of the de-stocking, the de-stocking negative impact lessening from here to there or again…I will just say it again, what does gradual recovery in 2025 translate to for us?

Lisa Miles:

Dave, just let me just quickly start. I think as Marco commented earlier that the largest swing factor that we have for growth next year is really going to be tied to the timing and pace of recovery in vials.

And so, as you know that there is a sufficient amount of capacity on the market today, and so customers are not necessarily compelled to place orders as quickly as they may have historically.

And so, as we move into 2025, I think that it would be early to speculate kind of, the timing and pace of that and I just don't think we're in a position today. And Marco, Franco could additional color, if they would like.

Franco Stevanato:

We have a constant exchange with our customers, in particular, at the end of the year. And we see that month by month, they are going to increase their way that they give more transparency on the forecasts for 2025, not only the small customers and most big international organizations but still, we want to have a cautious optimism that 2025 to be the year that we will recover. We want to be prudent to understand when it will be the right to normalization.

Lisa Miles:	Go ahead, Dave.

Dave Windley:

Okay. Since that one didn't hit the mark, let me move to a different one, which is around the additional costs for validation in Fishers and optimization in Engineering. So those are…you are adding costs. These are, you know, plans that were in place before and you are adding costs related to those. Can you talk about what has deviated from your previous expectation that requires those additional costs? For example, in Fishers, is validation proving to be more challenging than you previously expected? Are you validating for more customers than you previously expected? And similarly, in Engineering, you know, what is requiring the additional cost relative to the optimization plan that you set out before? Thank you.

Marco Dal Lago:

The ramp-up activities are advancing as planned, and we are happy about the program.

We have higher cost for Fishers, and are related to validation. And sometimes it's taking longer depending on the customer approach, their process and not every customer is the same with respect to the validation activities.

We are targeting here, as you know, high-value products. So the requirements are often very level. Anyway, we are very happy about the success we gained in validating the plant and the first line with the very important customers that are, by the way, already committed orders, so they are really willing to start with us.

Franco Stevanato:

For what is related to the Engineering segment, one of the main actions that we are taking in our optimization plan is review our footprint.

For example, we have done some rightsizing our operational structure, and we have moved some activity to Italy.

We have decided to move with this type of decision in order to build the floor for the next growth in order to increase our productivity and reduce our cost.

We have decided to do this investment right now today in order to gain and to be back on more regular marginality for next…in the middle of next…in 2025.

Dave Windley:	Got it. Thank you. Appreciate the extra question. Thanks.

Operator:	The next question is from Paul Knight at Keybanc Capital Market. Please go ahead.

Paul Knight:	Hi, Franco. Could you talk why Indianapolis is coming online faster? Was it customer request, customer payment? What were the dynamics from what we thought would be later 2025 startup?

Marco Dal Lago:

No, we are in line with our expectation. I mean it was in our plan to start the commercial revenue about 2, 3 quarters after Latina. So, we are exactly in line with our plan. Obviously, now it's a matter of ramping up the revenue and the activities there, and better leverage the fixed costs we have there. But honesty, we are exactly in line with our plan in order to…

Franco Stevanato:

Remember, Paul, that Latina was a brownfield and Fishers is a greenfield plant. And the greenfield plant also from the moment that we decide during the IPO to do the greenfield plants, we received some additional orders like BARDA, also the other opportunity that we have enlarged the plant. So, this is why we have this, let's say, a few quarters of difference between Europe and United States.

Paul Knight:

Okay. And then within an Engineering group, the turnaround there, is it done in terms of fixing operations in Northern Europe? Where are we from where you want to be with the efficiencies at Engineering in Northern Europe, Denmark, I believe?

Franco Stevanato:

So today, our goal is to build a center of excellence by…for each product. And already our original idea is to have…for inspection system to have excellence in Denmark and also in Italy, in particular, in Bologna. So, this action…this plan is in place.

We will require also a few quarters in front of us. Our expectation is to be in the middle of next year to be back on certain marginality.

Paul Knight:

And the last question would be the start of hiring and training people in front of capacity, starting like Indiana, like Latina, what do you think that's had a 100 basis point impact on gross…EBITDA margin? Is it 200 or is it kind of a range of 100 to 200? Can you kind of give a formula or a data range on personnel costs, training costs?

Marco Dal Lago:

What I can tell you, Paul, is that we are having in this quarter, negative gross profit in the combination of Fishers and Latina.

So, the graph is illustrative, but we are not still at overall, the combination of the two, in positive gross profit margin.

And since we are targeting high-value products here, we expect the final gross profit margin will be above the average of the company.

So, you can see the magnitude of the delta we are suffering today with the ramp-up of the 2 facilities. But again, we are doing it for future profitability covered by customers' demand.

Paul Knight:	Okay, thank you.

Operator:	The next question is from Dan Leonard, UBS. Please go ahead.

Dan Leonard:

Thank you. I have a follow-up to Jacob's question from earlier. I'm just trying to better understand the Q4 sequential margin expansion. I mean I'm looking at a 500 basis point sequential gross margin improvement from Q3 levels into Q4. Is that number correct and it does seem inconsistent with historical incremental margins? So, I was wondering if you could help me better understand the buckets it would drive at?

Marco Dal Lago:

Yes. Thanks for the question. So, we are targeting at the center point more than €320 million of revenue in Q4. We are largely covered by committed orders. And the mix is expected to be pretty good. And that's the reason why we increased the guidance for high-value products in Q4. And again, we are covered by committed orders from customers largely.

This…the mix and the growing volumes is expected to help the better leverage fixed expenses and the mix. And on top of it, we are expecting better performances from the financial point of view, both in Fishers and Latina as soon as we step-up with the revenue and the coverage of fixed expenses. So, the combination of these events is giving us confidence in delivering the guidance for Q4.

Dan Leonard:

Okay. I think I understand a bit better. And just a quick follow-up, Franco, I was wondering if you could better dimension that comments you made that vial demand is below 2019 levels, but by how much and I'm trying to better understand the magnitude of revenue lift possible if demand merely returned to 2019 levels?

Marco Dal Lago:	Yes, Marco speaking. As we disclosed clearly, we are down 40%, compared to last year in vials, and this is coming after a year when we declined the COVID business that was mainly vials by €80 million to €90 million in 2023.

So it's the combination of 2 years of decline is putting us in a condition that we are below 2019 demand.

What to expect for the future? I think we disclosed all the variables in place between large customers and smaller customers also by geographical area.

Obviously, it's not easy today to put together the combination of all these probabilities and give you precise guidance about 2025. This is the main uncertainty we need to assess and to address for 2025.

Dan Leonard:	Okay, thank you.

Marco Dal Lago:	You're welcome.

Operator:	The next question is from Curtis Moiles, BNP Paribas Exane. Please go ahead.

Curtis Moiles:

Okay, thank you for taking my questions. Just looking at the fiscal year guidance, the range that you have out there for the implications for Q4, it looks like it's kind of anywhere from a 1% decline to a 5% increase in Q4. So, I kind of wanted to get a better idea of what the moving parts are there. Are you expecting an improvement in BDS and Engineering? Or is one going to do better than the other? Or any other color will be helpful.

Marco Dal Lago:

Our Q4, expectation is to improve mainly in BDS segment, where we are basically leveraging the high-value products, the higher volumes and the ramp-up of Fishers and Latina. So, it's mainly about the BDS segment improvement.

Curtis Moiles:

Okay. That's helpful. And then also just going back to the destocking, you're calling out vial orders expected to improve or pick up by the end of the year. Should we expect any kind of impact on revenue in Q4? Or is that going to be delayed until 2025 at the earliest?

Marco Dal Lago:

Again, as Franco was saying, we are gaining traction in orders. We see some improvement and not yet the normalization of the level of orders in vials. Orders are mainly for beginning of 2025 rather than Q4 '24.

Franco Stevanato:

And if I may also, your sort of confidence about our long-term strategy and what eventually is behind 2024 in order to isolate the situation in 2024. So 2024 was a challenge for Stevanato Group, and we faced some temporary painful headwinds this year. Vials destocking took the industry by surprise and will turn around. This is important that we need to be clear. We are also in a cycle of high investment in Fishers and in Latina, but we are doing this investment for the future. In Engineering, this is within our control, and we feel confident that the action we are taking will deliver results.

On the other side, we see sustained demand for high-value solutions, in particular, on syringes, Nexa® and Alba®, and RTU cartridges. At the end of the day, the fundamentals have not changed. The demand landscape is robust, and we have long secular tailwinds. In short, we are positioned for profitable growth.

So, from our perspective, as we consider 2026, we would expect that vial destocking will be behind us, we will gain leverage from scaling our new operation in Latina and Fishers, and the Engineering segment should return to profitable growth. This gives us continued confidence in our ability to achieve an adjusted EBITDA margin of 30%, and high-value solutions in the range of 40% to 45% in 2027. This is the [indiscernible] that we have today with the leadership team.

Curtis Moiles:	All right. Thank you.

Lisa Miles:	Operator, do we have any other questions?

Operator:

As a reminder, if you wish to register for a question, please press "*" and "1" on your telephone. Once again, if you wish to ask a question, please press "*" and "1" on your telephone. Ms. Miles, there are no more questions registered at this time.

Lisa Miles:	Thank you very much. We want to thank everyone for joining us today, and have a wonderful day.